UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is the Notice of Appointment of Successor Rights Agent, dated October 7, 2008, addressed to the stockholders of Diana Shipping Inc.

Exhibit 1

[Diana Shipping Inc. Letterhead]

October 7, 2008
To Our Stockholders:

We, the board of directors of Diana Shipping Inc. (the “Company”), have recently amended our Stockholders Rights Agreement (the “Rights Plan”).  Under the amended Rights Plan, we have amended certain terms and changed our Rights Agent from Computershare Trust Company to Mellon Investor Services.  We have determined that this is in the best interest of the Company as Mellon Investor Services is related to our current transfer agent, BNY Mellon Shareowner Services.

At the time that we adopted our original Stockholders Rights Agreement in February 2005, we declared a dividend distribution of Preferred Stock Purchase Rights (the “Rights”).  This letter describes the Rights, and the current amended version of the Rights Plan.  The accompanying Summary describes the terms of these Rights.

The Rights are designed to protect the value of your interest in the Company.  We believe that the Rights Plan, while not intending to prevent a takeover, will provide protection to you, our stockholders, from the abusive and coercive tactics that often occur in takeover attempts.

The Rights contain provisions to protect stockholders in the event of an unsolicited takeover attempt through such methods as a gradual accumulation of shares in excess of 15% of the outstanding stock followed by a two-tier tender offer or other tactics that do not treat all stockholders equally.  These tactics may unfairly pressure stockholders, deprive them of the full value of their shares, or squeeze them out of their investment without giving them any real choice.  More than 1,600 other companies have established rights plans to protect stockholders, and we continue to consider our Rights Plan to be the best available means of protecting the value of your investment, while not preventing a fair acquisition offer for the Company.

The amendment to our Rights Plan and the appointment of BNY Mellon as our new Rights Agent will have no impact on the way in which you can presently trade the Company’s shares.  As explained in detail in the attached Summary of Rights, the Rights are not exercisable until ten days after a person or group announces acquisition of 15% or more of the Company’s outstanding Common Stock or ten business days after the commencement of a tender offer that would result in ownership of 15% or more of the outstanding Common Stock (unless the Rights were redeemed by the Company).  The ten day and ten business day periods referred to above may be extended by the Board at its discretion.

In amending our Rights Plan, we have demonstrated our continued confidence in the Company’s future and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

On behalf of the Board of Directors of Diana Shipping Inc.

SUMMARY OF RIGHTS

Distribution and Transfer of Rights; Distribution Date:
The rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group has acquired ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock.

Preferred Stock Purchaseable Upon Exercise of Rights:
On the Distribution Date, each holder of a right will be entitled to purchase for U.S. $100 (the “Exercise Price”) a fraction (1/1000th) of one share of the company’s preferred stock which has similar economic terms as one share of common stock.

Flip-in:
If an acquiring person (an “Acquiring Person”) acquires more than 15% of the company's common stock then each holder of a right (except that acquiring person) will be entitled to buy at the Exercise Price, a number of shares of the company's common stock which has a market value of twice the Exercise Price.

Flip-over:
If after an Acquiring Person acquires more than 15% of the company's common stock, the company merges into another company (either as the surviving corporation or as the disappearing entity) or the company sells more than 50% of its assets or earning power, then each holder of a right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice the Exercise Price.

Exchange Provision:
Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of  the company's common stock.

Redemption of Rights:	The company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company's common stock.
Expiration of Rights:	The rights expire on the earliest of (1) February 21, 2015 or (2) the exchange or redemption of the rights as described above.
Amendment of Terms of Rights:
The terms of the rights and the Stockholders Rights Plan may be amended without the consent of the rights holders at any time on or prior to the Distribution Date.  After the Distribution Date, the terms of the rights and the Stockholders rights Plan may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person).

Voting Rights:	The rights will not have any voting rights.
Anti-dilution Provisions:	The rights will have the benefit of certain customary anti-dilution protections

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: October 7, 2008	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 919138 v2